UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about shareholder remuneration
—

Rio de Janeiro, February 26, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors (CA), in a meeting held today, authorized the submission to the Annual General Meeting (AGM), scheduled for April 16, 2025, of the proposal for the distribution of dividends equivalent to R$ 9.1 billion. If approved by the AGM, considering the amounts advanced by the Company throughout the year, duly adjusted by the Selic rate, shareholder remuneration related to the 2024 fiscal year will total R$ 75.8 billion, comprising R$ 73.9 billion in dividend and interest on equity (JCP) distribution and R$ 1.9 billion in share buybacks.

The proposed distribution is aligned with the current Shareholder Remuneration Policy (Policy), which establishes that, in the event of gross debt equal to or less than the maximum debt level defined in the current strategic plan, and subject to the other conditions of the Policy, Petrobras shall distribute 45% of its free cash flow to shareholders. This distribution is consistent with the financial sustainability of the company.

The proposed dividends for the year already account for adjustments by the Selic rate on the dividends and JCP advanced for the 2024 fiscal year, amounting to R$ 0.6 billion, which have also been deducted from the total shareholder remuneration. Additionally, it is worth noting that no share buybacks occurred during the fourth quarter.

The proceeds will be paid in two installments in May and June 2025, as follows:

Amount to be paid: R$ 0.70954522 per outstanding common and preferred share, distributed as follows:

i)	he first installment, amounting to R$ 0.35477261 per outstanding common and preferred share, will be paid on May 20, 2025, entirely in the form of dividends.

ii)	the second installment, amounting to R$ 0.35477261 per outstanding common and preferred share, will be paid on June 20, 2025, entirely in the form of dividends.

Record date: April 16, 2025, for holders of Petrobras shares traded on B3, and record date on April 22, 2025, for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 starting April 17, 2025.

Payment dates: for holders of Petrobras shares traded on B3, the first installment will be paid on May 20, 2025, and the second installment on June 20, 2025. ADR holders will receive payments starting May 28, 2025, and June 27, 2025, respectively.

It is important to highlight that the amounts of each installment will be updated by the variation of the Selic rate from December 31, 2024, until the payment date. Income tax will be levied on this monetary adjustment, as per current legislation.

The Shareholder Remuneration Policy can be accessed on the company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer